UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2006

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Minefinders Corporation Ltd. (the “Company”)

2288 - 1177 West Hastings Street

Vancouver, BC V6E 2K3

Item 2.	Date of Material Change

July 11, 2006

Item 3.	News Release

The News Release dated July 11, 2006 was forwarded to The Toronto Stock Exchange and The American Stock Exchange and was disseminated through CCN Matthews Canadian and U.S. Timely Disclosure.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company reported that preliminary results from 8.9 line kilometres of induced polarization/resistivity survey on the Company’s 100% owned Planchas de Plata silver project have identified significant anomalies that suggest the extension of previously-drilled, main-zone mineralization an additional 600 metres to the east and 500 metres to the south. The geophysical anomalies are very similar to those that the survey has determined coincide with areas of historical mining of high-grade silver.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Mark H. Bailey

President and Chief Executive Officer

604.687.6263

Item 9.	Date of Report

Dated at Vancouver, BC, this 11th day of July, 2006.

SCHEDULE “A”

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

N E W S  R E L E A S E

July 11, 2006

EXPLORATION EXPANDS PLANCHAS DE PLATA TARGET AREA

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) reports that preliminary results from 8.9 line kilometres of induced polarization/resistivity (“IP/R”) survey on the Company’s 100% owned Planchas de Plata silver project have identified significant anomalies that suggest the extension of previously-drilled, main-zone mineralization an additional 600 metres to the east and 500 metres to the south. The geophysical anomalies are very similar to those that the survey has determined coincide with areas of historical mining of high-grade silver.

In order to secure the extended geologic and mineralized trends identified by its ongoing exploration, the Company has expanded its mineral concessions in its Northern Sonora Project area by an additional 9,360 hectares. The two new mineral concessions are located (i) adjacent to Planchas de Plata, and (ii) surrounding the La Plomosa silver mine (previously held by Industrias Peñoles , SA de CV), adjacent to the Company’s El Durazno gold project.

Planchas de Plata Silver Project

Current exploration at Planchas de Plata has been focused on expanding the mineralized trends identified by 2005 drilling and on developing additional drill targets for a second-phase drill program. Zonge Engineering of Tucson, Arizona is currently performing a ground geophysical survey across the property involving induced polarization and resistivity.

To date, 8.9 line kilometres have been completed with an additional six to ten line kilometres slated for completion before the end of the program. Preliminary results have identified a significant and extensive IP anomaly beginning coincident with historic mine workings at surface and drilled mineralization in the subsurface.

Newly-completed lines 10,000 N and 10,500 N indicate that the anomaly extends an additional 600 metres along strike to the east, and 500 metres to the south, of the known mineralization, in what appears to be a sub-horizontal orientation (visit the Company’s website to view map and IP sections). Geophysical testing for the extension of this anomaly up to 2,000 metres further east along strike is currently underway. In conjunction with the geophysics, extensive alteration mapping and geochemical grid sampling is being completed. Results of all three studies will be combined to develop drill targets.

Previous Drilling

Drilling in 2005 on the original, 500 hectare, Planchas de Plata claim intercepted significant near- surface, high-grade silver mineralization (7.34 metres averaging 858.2 grams per tonne (“gpt”) silver) as well as a second, deeper, well-mineralized silver horizon (28.95 metres averaging 194.4 gpt silver) that extends a minimum of 80 metres in width, 300 metres in length, and 15 to 20 metres in thickness (see news release dated February 8, 2006 or visit Company website to view cross section).

Recent geologic mapping in conjunction with interpretation of data from the 2005 drill program has identified prospective trends and stratigraphy that were found to occur over an area four kilometres wide and up to ten kilometres long, extending to the south and east of Planchas de Plata. Preliminary reconnaissance across the area of the expanded mineral concession also identified numerous old mine workings and prospects, with mineralization analogous to Planchas de Plata.

Ongoing Exploration

With the newly-staked mineral concession, the Planchas de Plata project has been increased from 500 hectares to approximately 7,340 hectares, to cover the expanded target area identified by the IP survey. The expansion of the project area significantly increases its exploration potential and gives the Company control of the entire district.

Drilling at Planchas de Plata is scheduled to begin in late July or early August. An initial program of 5,000 metres of drilling is planned for Planchas de Plata, as well as five to eight follow-up holes at the Company’s 100% owned Real Viejo silver project, located ten kilometres from Planchas de Plata.

El Durazno – La Plomosa Gold and Silver Project

Separately, the Company has acquired the 2,115 hectare El Durazno 2 mineral concession via the Mexican government sponsored lottery process. The concession, which is located approximately 10 kilometres to the west of the Planchas de Plata project, surrounds the Company’s El Durazno gold project and brings the La Plomosa historic silver mine into the Company’s exploration portfolio.

The La Plomosa silver mine had been held by Mexican mining giant Peñoles and consists of several areas of historic workings with silver and base metal mineralization similar to the Real Viejo and Planchas de Plata prospects. Initial review of the project indicates the strong potential for the discovery of additional silver and/or gold resources in the area.

The new concession is adjacent to the Company’s El Durazno gold property, which contains a series of high-grade quartz veins that have yielded gold assays from surface outcrop greater than 44 gpt (1.3 ounces per ton) over one metre. The new concession secures the eastern extension of these veins and consolidates mineral rights in the area.

Exploration of the El Durazno and Las Plomosas prospects planned for this fall will include detailed geologic mapping and geochemical sampling to advance the prospects to the drill stage.

About Minefinders

Minefinders Corporation Ltd. is a successful mineral exploration company with several projects in Mexico and the United States. The Company is presently building an open pit mine at its advanced-stage Dolores gold and silver project. Commencing in 2007, Dolores is expected to produce annually more than 200,000 ounces gold-equivalent (based on a 60:1, silver to gold ratio) for a mine life of 12 years.

Quality Control and Assurance

Mark Bailey MSc., P.Geo. is the “qualified person” with overall responsibility for the Dolores project and is responsible for the contents of this news release. All analyses reported are fire assay analyses for gold and multi-acid digestion with AA analyses or fire assay analyses for silver, and completed by either Chemex Labs of Vancouver, Canada, or Inspectorate Labs of Sparks, Nevada. Technical reports summarizing the Dolores Project feasibility studies are available for inspection online at www.sedar.com.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and potential growth in size, of the Company’s mineral reserves and resources, the economic feasibility of, commencement of mine construction and mining operations at, and annual production from, the Company’s Dolores Project, and the timing of the further exploration and development of the Company’s mineral projects, are subject to various risks and uncertainties concerning the specific factors identified above and in the Company’s periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission (“SEC”). Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date July 11, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director